Filed Pursuant to Rule 433
Registration Nos. 333-226056
and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

June 10, 2020

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	3.55% Debentures, Series due May 1, 2027
Registration Format:	SEC Registered
Principal Amount:	$240,000,000
Date of Maturity:	May 1, 2027
Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, beginning November 1, 2020
Coupon Rate:	3.55%
Price to Public:	111.940% of the principal amount thereof, plus accrued interest of $1,088,666.67 in the aggregate from May 1, 2020
Benchmark Treasury:	0.625% due May 15, 2030
Benchmark Treasury Yield:	0.730%
Spread to Benchmark
Treasury Yield:	91 basis points
Reoffer Yield:	1.640%
Redemption:	Redeemable at any time prior to February 1, 2027, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 20 basis points; and redeemable at any time on or after February 1, 2027, at 100% of the principal amount plus any accrued and unpaid interest
Trade Date:	June 10, 2020
Settlement Date:*	June 17, 2020
CUSIP / ISIN Number:	65339K AT7 / US65339KAT79

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Sole Book-Running Manager:
Morgan Stanley & Co. International plc

___________________

*	It is expected that delivery of the Debentures will be made against payment therefor on or about June 17, 2020, which will be the fifth business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+5, purchasers who wish to trade the Debentures on the date of pricing of the Debentures or on the next two business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated June 10, 2020.

MiFID II professionals/ECPs-only/No PRIIPs KID: Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Debentures are not available to retail investors in the EEA or in the United Kingdom.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.